Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 26, 2010 (except for Note 16 and section titled “Water Products Segment” in Note 13, as to which the date is October 8, 2010) with respect to the financial statements and schedule of Russell Hobbs, Inc. as of June 30, 2009 and 2008 and for the years then ended contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Fort Lauderdale, Florida
June 27, 2011